FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Chief Financial Officer (212) 916-3284

Morgen-Walke Associates Gordon McCoun, Jennifer Angell Media contact: Shannon Stevens (212) 850-5600

INTERPOOL, INC. APPOINTS MITCHELL GORDON AS CHIEF FINANCIAL OFFICER

PRINCETON, N.J., October 10, 2000 - Interpool, Inc. (NYSE: IPX) announced today the appointment of Mitchell I. Gordon as Executive Vice President and Chief Financial Officer, effective immediately. Mr. Gordon joins Martin Tuchman, Chairman and Chief Executive Officer, and Raoul Witteveen, President and Chief Operating Officer, on the Company’s executive committee.

Mr. Gordon, 43, was most recently President of Atlas Capital Partners, a private equity investment fund. Prior to Atlas Capital, he was a managing director of Salomon Smith Barney, where he co-headed its Transportation Investment Banking Group. He was previously Senior Vice President of Furman Selz Inc., managing the firm’s Transportation and Automotive Investment Banking groups. Additionally, he has held senior positions at Needham & Company Inc. and was Manager of Strategic Planning of the American Broadcasting Companies, Inc. Mr. Gordon holds a Bachelor of Science degree from Washington University and an MBA from Harvard Business School. Mr. Gordon has been a member of the Board of Directors of Interpool, Inc. since 1998.

Mr. Martin Tuchman, Chairman and Chief Executive Officer, commented: “Today’s announcements are an important step for Interpool, as we build our management team and position ourselves for the future. As a member of the Board of Directors, Mitch has been very actively involved in the growth of Interpool’s businesses. Most recently, Mitch worked with us to negotiate the agreement for the Transamerica transaction, as well as secure its financing. Mitch’s extensive experience in corporate finance and mergers and acquisitions within the transportation industry makes him an invaluable addition to our management.”

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INTERPOOL, INC. APPOINTS MITCHELL GORDON AS CHIEF FINANCIAL OFFICER	Page 2

Interpool recently announced that it signed a definitive agreement with Transamerica Leasing, Inc., a subsidiary of Transamerica Finance Corporation and AEGON N.V. (NYSE:AEG), to acquire the North American intermodal division of Transamerica Leasing for approximately $675 million in cash.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world’s 20 largest international container shipping lines.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

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Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.